Axalta Coating Systems Ltd. 1050 Constitution Avenue Philadelphia, PA 19112

December 6, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, DC 20549
Attn:	Nudrat Salik
Jeanne Baker

Re:	Axalta Coating Systems Ltd.
Form 8-K filed August 1, 2024
File No. 001-36733

Dear Ms. Salik & Ms. Baker:

We are hereby writing in response to the comment Axalta Coating Systems Ltd. (“we”, “our” or the “Company”) received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated November 22, 2024 (the “Comment Letter”) regarding the above-referenced filing. We have addressed the Comment Letter by reproducing the comment below and providing our response immediately thereafter.

Form 8-K Filed August 1, 2024
Exhibit 99.1, page 1

1.
We note your response to comment two. The adjustment that excludes step-up depreciation and amortization associated with the acquisition of DuPont Performance Coatings results in the presentation of non-GAAP measures which reflect part, but not all, of an accounting concept. As such, the resulting non-GAAP measures substitute individually tailored recognition and measurement methods. Please revise your non- GAAP measures to remove this adjustment in future filings. Refer to 100.04 of the SEC Staff's Non-GAAP Compliance and Disclosure Interpretations.

Company Response: The Company respectfully acknowledges the Staff’s comment.  The Company advises the Staff that, in our future filings, we will revise all applicable non-GAAP measures to remove the identified adjustment for step-up depreciation and amortization associated with the acquisition of DuPont Performance Coatings.

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If you have any questions about this response or would like clarification on any of the information provided in this response, please contact me at (248) 763-0859 or Alex Tablin-Wolf, Senior Vice President, General Counsel and Corporate Secretary at (215) 255-7907.

Very truly yours,

AXALTA COATING SYSTEMS LTD.

By:	/s/ Carl D. Anderson II
	Name:	Carl D. Anderson II
	Title:	Senior Vice President and Chief Financial Officer